Stoecklein Law Group, LLP.

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

January 4, 2012

Ms. Lauren Nguyen
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.
Your Letter of January 3, 2012
Form Registration Statement on Form S-1
File No. 333-175306

Dear Ms. Nguyen,

This correspondence is in response to your letter dated January 4, 2012 in reference to our filing of the Amended Registration Statement on Form S-1 filed on December 14, 2011 on behalf of Sport Tech Enterprises, Inc., your file number 333-175306.

Prospectus Cover Page

1.
We note your response to our prior comment 2 and reissue. Please revise to remove the words “until securities are quoted on the OTC Bulletin Board” to clarify that the selling shareholder will sell the shares at a fixed price. Similarly, please revise to remove all references that shares may be sold at prevailing market prices throughout your prospectus. For example, on page 1, you state that the price at which “the selling shareholders may sell the shares has arbitrarily been determined to be at $.50 per share or until market price for the shares is determined upon quotation on the OTC Bulletin Board or listed on a securities exchange.”

Response: We have removed the words “until securities are quoted on the OTC Bulletin Board.”

We have removed the words “…or until market price for the shares is determined upon quotation on the OTC Bulletin Board or listed on a securities exchange,” from the third paragraph of the first page under Prospectus Summary.

Additionally, we have verified there are no further references concerning selling the shares at prevailing market prices.

Risk Factors, page 5

Prototype feedback results may be limited, page 12

2.
Please revise to remove your disclosure that “[t]he feedback [you] have received thus far regarding the effectiveness of [your] prototype has been useful and positive” on page 12, as it tends to negate the risk disclosed in this risk factor. In addition, please revise to further clarify what you mean by “the results may be limited.”

Response: The risk factor on page 11 has been rewritten as follows:

Since October 2011, in addition to Mr. Lane, we have conducted prototype testing utilizing 14 individuals. Even though each individual has conducted multiple tests using our prototype, feedback regarding its usage may be limited and the information provided by the tester. Limitations may be the result of poor testing conditions (the ocean is not a static, controlled testing facility), as well as sub-par analysis by the tester. In addition, the research provided by each tester may be found to be unreliable and not corroborative in our overall analysis.

Prototype User Feedback, page 31

3.
We note your response to our prior comment 5. Please revise to disclose the number of tests that have been conducted since October 2010. Also revise the risk factor entitled “Prototype feedback results may be limited” accordingly.

Response:  As noted above, the risk factor regarding “Prototype User Feedback” on page twelve has been rewritten.  Additionally, at the end of the first paragraph under the section “Prototype User Feedback,” we have added the following:

At present, each participant, excluding Mr. Lane, has conducted three individual tests.  Mr. Lane, who surfs an average of 5 times per week, conducts testing on almost every outing, therefore compiling information from over 400 tests conducted by him alone.

4.	Refer to the last sentence of the first paragraph on page 31. Please explain whether you are providing your participants products that are in addition to your prototype for testing purposes.

Response:  In response to the Commission’s question regarding the supplying of competitor’s product to our testing participants, we have added the following language into the fourth sentence of the first paragraph of the section entitled “Prototype User Feedback”:

“Even though we do not provide the participant with competitive products,”

Additionally we have added as the second sentence of the last paragraph of the same section the following:

Our participants are not provided competitive products by us, but utilize products they would normally buy to serve the same purpose.

Description of Business, page 27

Business Development, page 27

5.
We note your response to our prior comment 3 and reissue. Please revise to remove the list of brands and your statement that “none” of the popular products come with a warranty. In this regard, we note that the revised disclosure that you have included on page 2 in your response letter was not added to your prospectus. To the extent that you intend to add this disclosure to your prospectus, please revise to remove the word “popular.”

Response: In regards to Comment number 5, we have broken our response down into the following four parts:

1.
The list of brands was removed from Amendment No. 3, in the filing of Amendment No. 4, this included the removal of the requested language by rewriting the fifth sentence in the third paragraph of the section entitled “Business Development,” effectively removing the list of “brands” between the third and fourth Amendment filings.

2.	The word “none” has been removed and the end of the sentence has shortened to end at “dollars.”
3.
The language regarding our response under former Comment 3, on page 2 of our Response document dated December 14, 2011, was included in Amendment No. 4, beginning with the fourth sentence of the third paragraph of the section entitled “Business Development.”

4.	The word “popular” has been removed, and replaced with “other.”

/S/ Donald J. Stoecklein
Stoecklein Law Group, LLP.